UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 18, 2022

THE CHOSEN, LLC

(Exact name of registrant as specified in its charter)

Utah	82-3246222
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4 South 2600 West, Suite 5
Hurricane, UT 84737

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (435) 767-1338

Title of Securities issued pursuant to Regulation A: Class A Preferred Units

Item 1 Fundamental Changes

On October 18, 2022, The Chosen, LLC (the “Company”) entered into a new Content License Agreement (the “Agreement”) with Angel Studios, Inc. (“Angel”), which supersedes and replaces all of the prior agreements between the Company and Angel. Under the terms of the Agreement, Angel will have (i) certain non-exclusive rights to exhibit and distribute the “The Chosen” series (the “Series”) and certain related programs derivative of the Series (together with the Series, herein, the “Programs”) via Angel’s video-on-demand streaming app (the “Angel App”), (ii) certain non-exclusive rights to sell Program-based merchandise via the Angel App, and (iii) certain exclusive rights to market, sell and exploit Program-based non-fungible tokens (a.k.a. NFTs). Angel’s license under the Agreement is for the full term of the copyright of any particular Program.

Pursuant to the Agreement (a) the Company will receive a fifty percent (50%) share of defined revenue generated by Angel’s exploitation of certain rights granted to Angel under the Agreement, and (b) Angel will receive certain defined participations in certain revenue generated by the Company’s exhibition and distribution of the Programs (and ancillary rights therein), including (i) a participation which will range from two and one-half percent (2.5%) to ten percent (10%) of such defined revenue subject to certain financial thresholds being achieved, and (ii) forty percent (40%) with respect to certain other defined revenues from the Series, all as more specifically set forth in the Agreement.

Exhibits

6.1	Content License Agreement with Angel Studios, Inc. dated October 18, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Chosen, LLC

By: The Chosen Productions, LLC
Its: Manager

	By:	/s/ Derral Eves
Derral Eves
Manager

The Chosen, LLC

By:	/s/ Derral Eves
Derral Eves
Principal Executive Officer, Principal
Financial Officer and Principal Accounting Officer

Dated: October 24, 2022